EXHIBIT 35.2

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.

OFFICER’S CERTIFICATE
ANNUAL STATEMENT OF COMPLIANCE

            I, Barbara Campbell, an authorized officer of Washington Mutual Mortgage Securities Corp. (the “Administrative Agent”), do hereby certify to WaMu Asset Acceptance Corp. (the “Depositor”) and Washington Mutual Bank (the “Servicer”), pursuant to the Administrative Agent Agreement dated as of April 1, 2006 (the “Servicing Agreement”) by and between the Servicer and the Administrative Agent the following with respect to Washington Mutual Asset-Backed Certificates WMABS Series 2007-HE1 Trust for the 2007 fiscal year (the “Relevant Year”):

1.         A review of the activities of the Administrative Agent during the Relevant Year and of performance under the Servicing Agreement has been made under my supervision.

2.         To the best of my knowledge, based on such review, the Administrative Agent has fulfilled all of its obligations under the Servicing Agreement in all material respects throughout the Relevant Year, except that

a.  during the period from April 2007 through December 2007, mortgage loans in REO status were reported as of the 15th day of the month of reporting, rather than as of the last day of the calendar month prior to the reporting month, as required by the applicable pooling and servicing agreement. No distributions to investors were impacted by the accelerated reporting.  Beginning with the April 2008 distribution report, REO status will be reported as of the last day of the month of reporting, and

b.  during the months of February, March and April, 2007 the Administrative Agent did not report Foreclosure and REO Status for 13 loans in accordance with Section 4.06 of the applicable pooling and servicing agreement.  Instead, the loans were classified as being  90+ days delinquent.  The reporting error was corrected in the May, 2007 distribution report.

 Dated as of March 1, 2008.

/s/ Barbara Campbell Name: Barbara Campbell Title: First Vice President